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Exhibit 2.7

July 27, 2005

Mark Willnerd
[HOME ADDRESS]

Dear Mark:

        As you know, Extended Systems, Inc. (ESI) and Sybase, Inc. are in the process of acquisition discussions. You have been identified as a key talent for Sybase, and its subsidiary, iAnywhere Solutions (iAS), to offer employment ahead of signing of the acquisition agreement. This offer is, therefore, contingent upon the occurrence of the "Effective Time" as such term is defined in the Agreement and Plan of Merger by and among Sybase, Ernst Acquisition Corporation and ESI. We are pleased to offer the position of Vice President, Business Development for ESI Products for iAnywhere Solutions (iAS), reporting to Terry Stepien—President of iAS, based in ESI's office in Boise, ID. We look forward to your start date immediately after the closing of ESI's acquisition by Sybase, Inc. This agreement shall be of no force or effect if the Effective Time does not occur or the agreement and plan of merger is terminated in accordance with its terms.

I. COMPENSATION

        Your compensation will consist of the following components:

  •
  Base Salary—$6,667 semi-monthly (which annualizes to $160,000). Sybase currently conducts annual focal performance and base salary reviews for non-quota carriers, usually during our third quarter. At that time, your performance and base salary will be evaluated by your manager.

  •
  Incentive Bonus—You will be eligible to participate in the Year 2006 Sybase/iAS Senior Management Incentive Plan (SMIP) with an annual target of 30% of your base salary. Under the SMLP Program, the Employee has to maintain satisfactory and continuous active employment with our company and not be on a Performance Improvement Plan at any time during the SMIP Plan Year to qualify for payment of the bonus, if bonus payments are approved by the Sybase Chairman and CEO for the Plan Year. Additionally, the Employee has to be employed satisfactorily at the time of the bonus payment to be eligible for payment of the bonus.

II. STOCK OPTIONS

        A recommendation will be made for you to be awarded an option to purchase 10,000 shares of Sybase common stock. The stock option price will be the closing price as quoted on NYSE on the date the option is granted. The option with respect to 6/48 of the shares will vest after the first six (6) months and the option with respect to 1/48 of the shares will vest each month for the following forty-two (42) months. Sybase has the right to cancel any unvested portions of your shares if your employment with the company is ended for any reason before four (4) years. If you do not receive your stock option agreements within four to six weeks of your transfer of employment stat date, please contact Sybase Corporate Stock Administration immediately.

        Additional long-term incentives may be recommended for you on an annual basis based on your job performance and contributions.

III. EMPLOYEE BENEFITS

        For the remainder of calendar year 2005, you will be covered per ESI's existing benefit plans except for the 401(k) program which will terminate immediately prior to the acquisition date. You will be invited to participate in the Sybase 401(k) plan upon closure of the deal and transfer of the payroll.

        Beginning January 1, 2006, you will be covered by the Sybase employee benefits in terms of medical, dental, vision care, life and accidental death and dismemberment insurance, dependent life insurance, short- and long-term disability, dependent care and health reimbursement accounts, long-term care, holidays, vacation, sick leave, 401(k), etc. A copy of the summary of these benefits is enclosed. Details will be provided to you at the time of your new hire orientation.

IV. EMPLOYMENT SENIORITY

        Your ESI hire date of July 10, 1989 will be transferred to Sybase for employee benefits.

V. EMPLOYMENT AT WILL

        iAS and Sybase, Inc. are "at-will employers." By accepting this transfer offer, you acknowledge that iAS and/or Sybase can terminate your employment at any time with or without cause, and that you are free to resign your employment at any time.

VI. EMPLOYMENT OFFER CONTINGENCIES

        Your employment at iAS and Sybase is also contingent upon satisfying the following:

  1.
  Your completion and signing of the Sybase Employment Application Form (please also attach an updated resume), Notification and Authorization to Conduct Background Investigation form, and Sybase Nondisclosure and Assignment of Inventions Agreement (NDA).

  2.
  Section 1 of the enclosed U.S. Citizenship and Immigration Service 1-9 Form must be completed. The enclosed Personal Data Sheet and W-4 must also be completed to ensure that you receive pay and other employee benefits in a timely manner.

  3.
  Please read and sign the enclosed Sybase Statement of Values and Business Ethics acknowledging your understanding.

  4.
  Please read and sign the enclosed Sybase Conflict of Interest Policy acknowledging your understanding.

  5.
  Please read and sign the enclosed Sybase Information and Security Policy acknowledging your understanding.

  6.
  U.S. Federal law requires that we make this offer of employment contingent upon your being able to produce proof that you have the legal right to work in the United States. Because satisfactory evidence of such proof must be presented in order for you to start employment at Sybase and iAS, please bring your choice of required documentation (as stated on the enclosed 1-9 Form) with you on your first day to the New Hire Orientation. If your start date does not coincide with your New Hire Orientation schedule, please meet with me on your first day to review your 1-9 documents.

VII. RETENTION INCENTIVE

        You shall be entitled to receive a lump sum cash payment equal to $321,750 (the "Retention Benefit") payable on or as soon as practicable after the second anniversary of the Effective Time, provided that you remain continuously employed in good standing by Sybase or iAS up to such anniversary date. After the Effective Time and prior to the second anniversary of the Effective Time, should your employment be terminated by Sybase or iAS other than for Cause (as defined below) or should you terminate your employment for Good Reason (as defined below), you will be entitled to receive the "Retention Benefit." In the event that the Retention Benefit is paid pursuant to a termination without Cause or a termination with Good Reason, such payment, along with accrued and previously unpaid vacation and wages, shall constitute the entire compensation and benefits to which you will be entitled as a result of the involuntary termination. You hereby waive any rights to any separate severance payments or benefits under Sybase's or iAS' standard severance policies or otherwise in such circumstances during the two year period following the Effective Time. In the event that you are terminated without Cause or you terminate your employment for Good Reason prior to the 18 month anniversary of the Effective Time, you shall be entitled to continue to participate until the 18 month anniversary after the Effective Time in the health insurance, dental insurance and vision insurance (the "Benefits") that ESI, Sybase or iAS made available to you prior to such termination at the same level and expense to you, if any, as applied prior to your termination. As a condition precedent to any obligation that iAS or Sybase may otherwise have to pay a Retention Benefit to you in the event of your termination without Cause or for Good Reason, iAS or Sybase may require you to complete, execute and return a general release of claims in the form generally provided by Sybase or iAS at such time. If you voluntarily resign (other than for Good Reason) or are terminated for Cause (as defined below), or if your employment terminates as a result of your death or disability, during the two-year period following the Effective Time, you shall not be entitled to receive the Retention Benefit or the benefits set forth above.

        "Cause" shall mean (i) any act of fraud, misappropriation or embezzlement by you in connection with your employment, (ii) you are convicted of (or plead guilty or nolo contendere to a crime constituting a felony (other than traffic-related offenses), (iii) willful act(s) by you which you intend to be seriously injurious to iAS or Sybase, (iv) your repeated, unjustified absences from performing work duties, (v) your refusal to follow the lawful directions of the officers of Sybase or iAS to whom you report including, without limitation, your refusal to perform the duties lawfully assigned to you, after written notice and a reasonable opportunity to cure (it being understood that multiple notices and cure periods shall not be required for patterns of refusals), (vi) an intentional, material breach by you of the written employment policies (or any other material breach of the written employment policies after written notice and a reasonable opportunity to cure, if curable (it being understood that multiple notices and cure periods shall not be required for patterns of breaches)) of iAS or Sybase or (vii) a material breach by you of any of your material written agreements with iAS or Sybase, after written notice and a reasonable opportunity to cure, if curable.

        "Good Reason" shall mean, without your express written consent: (i) a reduction by Sybase or iAS of your base salary as in effect immediately prior to such reduction (other than pursuant to a proportional reduction applying to substantially all similarly situated executives of Sybase or iAS); (ii) a material reduction by Sybase or iAS in the employee benefits to which your are entitled immediately prior to such reduction with the result that your overall benefits package is significantly reduced (other than pursuant to a proportional reduction applying to substantially all similarly situated executives of Sybase or iAS); provided however, the transition from ESI's stand-alone benefit plans to benefit plans generally available to executives of Sybase or iAS shall not constitute Good Reason; (iii) the relocation of your principal place of business at Sybase or iAS to a facility or a location more than thirty-five (35) miles from the current location of your principal place of business or (iv) a negative change in the grade level of your title (e.g. a change from a vice president grade level to a senior director grade level) (it being understood, however, that the occurrence of the Effective Time and change in title contemplated by the first paragraph of this agreement shall not be deemed "Good Reason"). Unless waived by Sybase or iAS, you shall provide Sybase and iAS with thirty (30) days' written notice and an opportunity to cure with respect to any curable grounds for Good Reason termination.

VIII. PRIOR AGREEMENTS

        In consideration of your agreeing to the employment terms outlined in this letter, you hereby agree irrevocably:

          (a)   that your acceptance of the job, duties, title, responsibilities, compensation, benefits and terms of employment being offered hereby does not, and will not, constitute a termination of employment that triggers severance, change in control or similar benefits to you as described in, and you will not by reason of such acceptance be entitled to any such benefits under, your Functional Management Team Employment Agreement, dated May 19, 2004, with ESI (the "Employment Agreement") or your Change of Control Employment Agreement, dated May 19,

  2004, with ESI (the "Change of Control Agreement"), regardless of how such job, duties, title, responsibilities, compensation, benefits and terms of employment may be adjusted in the future;

          (b)   that you are not entitled to any monies, acceleration of stock options, or any other benefits under the Employment Agreement, the Change of Control Agreement or any other prior employment agreement between you and ESI as a result of the acquisition by Sybase, Inc. or any of its affiliates; and

          (c)   that the Change of Control Agreement and the Employment Agreement are each terminated in their entirety without further action as of the Effective Time (except ESI's and its successors rights and your obligations pursuant to any confidentiality, proprietary information, assignment of invention or similar provisions of any such agreement).

IX. NON-SOLICITATION/NON-COMPETE AGREEMENT

          (a)   During the period commencing on the Effective Time and for the period that shall end on the earlier to occur of (i) the 18 month anniversary of your termination of employment and (ii) the six month anniversary of your termination without Cause or for Good Reason, (such earlier period, the "Restricted Period"), you covenant and agree that you will not, directly or indirectly either for yourself or for any other person or business entity, do any of the following:

      (i)
      engage in the business of developing, selling, or otherwise distributing or providing products or offering or performing services similar or competing with those products and services of ESI as of the Effective Time (the "Restricted Business") anywhere ESI is then providing products and services; however, nothing in this agreement shall prevent you from serving as an employee, consultant or contractor of any entity that engages in a Restricted Business so long as you do not directly or indirectly engage or participate in the Restricted Business or otherwise assist that entity in engaging or participating in the Restricted Business.

      (ii)
      solicit, induce or attempt to solicit or induce any then current employee, temporary worker or independent contractor of ESI to discontinue employment or engagement with ESI for the purpose of seeking or commencing employment or engagement with any third party;

      (iii)
      persuade or attempt to persuade any person providing services, products or facilities to ESI not to do business with ESI or to reduce the amount of business it does with ESI.

          For purposes of clause (i) above, the term "engage" in a business shall include, without limitation, any relationship as an officer, director, stockholder, owner, investor, salesperson, affiliate, co-owner, partner, member, trustee, promoter, founder, technician, engineer, analyst, employee, agent, representative, distributor, re-seller, sublicensor, supplier, investor or lender, consultant or contractor, advisor or manager of or to the particular business, or otherwise acquiring or holding any interest in, or otherwise engaging in the provision of service to, any person or entity that engages in the particular business.

          The provisions of this Section IX shall not be construed to prevent you from being gainfully employed. You understand and acknowledge that ESI is prepared to vigorously enforce the promises of this Section IX, and that violation of this provision could result in the assessment of damages and other legal remedies against you and any of your subsequent employers. You acknowledge that product and service life cycles in ESI's business are, at least, two years and, thus, the provisions of this Section IX are reasonable. You further acknowledge that ESI's business is global in nature and that its products are sold and distributed throughout the world and, thus, the broad geographic scope of this Section IX is reasonable.

          Nothing in this Section IX, however, shall prevent you from (x) owning as a passive investment less than 1% of the outstanding shares of the capital stock of a publicly-held corporation if you are not otherwise associated directly or indirectly with such corporation or any affiliate of such corporation or (y) serving as an employee or consultant to ESI.

          (b)   The parties hereto intend that the covenants contained in Section IX(a) shall be construed as a series of separate covenants, one for each county, city, state, nation, and other political subdivision. Except for geographic coverage, each such separate covenant shall be deemed otherwise identical in terms. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be deemed eliminated from this Section IX for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof to be enforced by such court. It is the intent of the parties that the covenants set forth in this Section IX be enforced to the maximum degree permitted by applicable law.

          (c)   In addition to the provisions of Section IX(b), it is the desire and intent of the parties that the provisions of this Section IX shall be enforced to the fullest extent permissible under applicable law. If any provision of this Section IX or any part of any such provision is held under any circumstances to be invalid or unenforceable by any arbitrator or court of competent jurisdiction, then: (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be modified by such arbitrator or court to conform to applicable laws so as to be valid and enforceable to the fullest possible extent; (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Section IX. Each provision of this Section IX is separable from every other provision of this Section IX, and each part of each provision of this Section IX is separable from every other part of such provision.

          (d)   You represent that: (i) you are familiar with the covenants set forth in this Section IX; (ii) you are fully aware of your obligations under this Section IX, including, without limitation, the length of time, scope and geographic coverage of these covenants; (iii) you are receiving specific, bargained-for consideration for your covenants not to compete and not to solicit; and (iv) execution of this letter agreement, and performance of your obligations under this letter agreement, will not conflict with, or result in a violation or breach of, any other agreement to which you are a party or any judgment, order or decree to which you are subject.

          (e)   You acknowledge that in the event of a breach of any of the provisions of this Section IX by you, ESI would sustain irreparable harm, and, therefore, you agree that in addition to any other remedies which ESI may have under this letter agreement or otherwise, ESI shall be entitled to obtain equitable relief, including specific performance and injunctions restraining you from committing or continuing any such violation of this Section IX.

          (f)    You acknowledge that the length, scope and geographic coverage to which the restrictions imposed in this Section IX above shall apply are fair and reasonable and are reasonably required for the protection of ESI and that clauses (i)(A) and (i)(B) of Section IX(a) conform to the business in which ESI is engaged.

X. ENTIRE AGREEMENT

        This letter agreement reflects the entire agreement and understanding of you and iAS with respect to the subject matter hereof and replaces and supersedes any prior employment or other similar agreements, including without limitation the Employment Agreement and the Change of Control

Agreement and any other employment or similar agreements to which you may have otherwise been previously bound (except ESI's and its successors rights and your obligations pursuant to any confidentiality, proprietary information, assignment of invention or similar provisions of any such agreement).

XI. ACCELERATION OF STOCK OPTIONS

        All unvested ESI stock options will vest immediately prior to the Effective Time

XII. TERMINATION OF ESI EMPLOYMENT

        As of the Effective Time, you hereby terminate your appointment as an officer of ESI and its affiliates but you remain an employee of ESI, Sybase or its affiliates with no lapse in service. You confirm your agreement that no severance or other benefits will be payable with respect to such termination.

        Please note that although the position we are offering you is Vice President, Business Development for ESI Products, we may make a change in your title (subject to your right to terminate for Good Reason pursuant to and under the circumstances described in clause (iv) of the definition thereof), the executive you report to and/or your duties, in response to business needs.

        This offer of employment will remain open until July 28, 2005.

        Please signify acceptance of this offer by signing one copy of this offer letter, indicating your starting date, and returning it to me no later than July 28, 2005.

        On behalf of John Chen, Terry Stepien, and the Sybase and iAS executive team, let me extend a warm welcome to you from the Sybase and iAS family. We look forward to your joining our team.

Sincerely,

/s/  NITA WHITE IVEY

Nita White-Ivey
Vice President, Worldwide Human Resources

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Enclosures:
Sybase Employment Application Form
Sybase Nondisclosure Agreement (NDA)
Notification and Authorization to Conduct Background Investigation Form
Sybase Statement of Values and Business Ethics Policy and Acknowledgment
Sybase Conflict of Interest Policy
Sybase Information and Security Policy
U. S. Citizenship and immigration Service 1-9 Form
Personal Data Sheet
Department of Labor COBRA Notification

        I accept employment with iAnywhere Solutions, Inc on the terms outlined in this letter. I understand: (a) the "at will" nature of my employment, (b) that this letter agreement amends and restates in full the Employment Agreement and the Change of Control Agreement, (c) that this offer states the entire agreement and understanding between me and Sybase, lnc., iAnywhere Solutions, Inc., and their affiliates, and (d) that this written document supersedes any other negotiations, agreements, promises, understandings, and representations, whether written or oral, between Sybase, Inc., and its affiliates and me and between ESI and its affiliates and me (except as to certain rights of ESI and its successors and certain of my obligations, that continue as contemplated by Section X of this offer). Furthermore, by agreeing to the employment terms outlined in this letter, you confirm that you have been advised to consult with an attorney.

Signed:	/s/ MARK A. WILLNERD Mark A. Willnerd	Date: July 28, 2005

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  Exhibit 2.7